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                               December 22, 2020

       Ludwig Hantson, Ph.D.
       Chief Executive Officer
       Alexion Pharmaceuticals, Inc.
       121 Seaport Boulevard
       Boston, MA 02210

                                                        Re: Alexion
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 4,
2020
                                                            File No. 000-27756

       Dear Dr. Hantson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       General

   1. We note that your forum selection provision in your amended and restated by-laws identifies a state
court located within the State of Delaware (or, if no state court located within the State of
Delaware has jurisdiction, the federal district court for the District of
                                                        Delaware) as the
exclusive forum for certain litigation, including any    derivative action.
                                                        In future filings,
please disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. If so, please also state that there is uncertainty as to whether a court would
enforce such provision. If the provision applies to Securities Act claims, please also
state that investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder. In that regard, we note that Section 22 of the Securities Act
creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations thereunder.
If this provision does not apply to actions arising under the
                                                        Securities Act or
Exchange Act, please also ensure that the exclusive forum provision in
 Ludwig Hantson, Ph.D.
Alexion Pharmaceuticals, Inc.
December 22, 2020
Page 2
         the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameLudwig Hantson, Ph.D.                         Sincerely,
Comapany NameAlexion Pharmaceuticals, Inc.
                                                                Division of
Corporation Finance
December 22, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName